Exhibit 99.2

August 25, 2021

CONSENT OF QUALIFIED PERSON

VIA SEDAR

TO:         British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Financial and Consumer Affairs Authority, Saskatchewan

The Manitoba Securities Commission

Autorité des Marchés Financiers

New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Office of the Superintendent of Securities Service, Newfoundland and Labrador

Office of the Superintendent of Securities, Government of Yukon

Nunavut Securities Office

Office of the Superintendent of Securities, Government of the Northwest Territories

Toronto Stock Exchange

RE:         GoldMining Inc. (the “Corporation”) – Technical Report

Dear Sirs/Mesdames:

I, Joseph A. Kantor, M.Sc., MMSA Geology QP #01309, consent to the public filing of the technical report with the effective date of June 14, 2021 titled “Technical Report on the Titiribí Project Department of Antioquia, Colombia” (“Report”) by the Corporation.

I hereby consent to the use of any extracts from, or summary of, the Report in the news release of the Corporation dated July 12, 2021 (“News Release”).

I hereby certify that I have read the News Release filed by the Corporation and that it fairly and accurately represents the information in the sections of the Report for which I am responsible.

Dated this 25th day of August 2021.

“Signed and Sealed”

Joseph A. Kantor, M.Sc., MMSA Geology #01309QP

Office: +1 (303) 620 0020                                 • inquiry@dolbear.com • www.dolbear.com

Behre Dolbear Group, Inc.   4255 South Buckley Road, #425   Aurora, Colorado 80013